Exhibit 12 (a)
TALEN ENERGY CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Nine Months

	Ended September 30, 2015	Years Ended December 31,
		2014 (a)	2013 (a)	2012 (a)	2011 (a)	2010 (a)
Earnings, as defined:
Income (Loss) from Continuing Operations Before Income Taxes (b) (d)	$(169)	$303	$(420)	$665	$1,061	$860
Adjustments to reflect earnings from equity method investments on a cash basis	—	—	—	—	1	7
	(169)	303	(420)	665	1,062	867

Total fixed charges as below	163	161	226	238	259	426
Less:
Capitalized interest	13	22	35	37	38	27
Interest expense and fixed charges related to discontinued operations	—	10	14	12	6	169
Total fixed charges included in Income (Loss) from Continuing Operations Before Income Taxes	150	129	177	189	215	230

Total earnings	$(19)	$432	$(243)	$854	$1,277	$1,097

Fixed charges, as defined:
Interest charges	$159	$156	$207	$214	$223	$387
Estimated interest component of operating rentals	4	5	19	24	36	38
Fixed charges of majority-owned share of 50% or less-owned persons	—	—	—	—	—	1

Total fixed charges (c)	$163	$161	$226	$238	$259	$426

Ratio of earnings to fixed charges (b)	(0.1)	2.7	(1.1)	3.6	4.9	2.6

(a)
Years 2010 through 2014 reflect the reclassification of certain Talen Montana hydroelectric generating facilities and related assets as Discontinued Operations. See Note 7 to the Financial Statements for additional information.

(b)
To facilitate the sale of the hydroelectric generating facilities referred to in (a) above, in December 2013, Talen Montana terminated a lease agreement which resulted in a $697 million charge. See Talen Energy Supply's Note 4 to the Financial Statements in the 2015 Prospectus for additional information. As a result of these transactions, earnings were lower, which resulted in less than one-to-one coverage. The adjusted amount of the deficiency, or the amount of fixed charges in excess of earnings, was $469 million.

(c)	Interest on unrecognized tax benefits is not included in fixed charges.
(d)
In September 2015, a $588 million non-cash, pre-tax goodwill and other long-lived asset impairment charge was recorded. See Note 15 to the Financial Statements for additional information. As a result of this non-cash charge, earnings were lower, which resulted in less than one-to-one coverage. The adjusted amount of the deficiency, or the amount of fixed charges in excess of earnings, was $182 million.